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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FOUNDRY NETWORKS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
35063R-10-0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35063R-10-0

1	NAMES OF REPORTING PERSONS BOBBY R. JOHNSON, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		12,335,379 as of December 31, 2007 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,335,379 as of December 31, 2007 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,335,379 as of December 31, 2007 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.28% based on 149,060,295 total shares outstanding as of January 16, 2008

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 5 pages

Item 1.
(a) Name of Issuer
Foundry Networks, Inc.
(b) Address of Issuer’s Principal Executive Offices
4980 Great America Parkway, Santa Clara, CA 95054
Item 2.
(a) Name of Person Filing
Bobby R. Johnson, Jr.
(b) Address of Principal Business Office or, if none, Residence
4980 Great America Parkway, Santa Clara, CA 95054
(c) Citizenship
U.S.A.
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
35063R-10-0

Page 3 of 5 pages

Item 3.	Not Applicable.

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 12,335,379 shares as of December 31, 2007 (1).
(b) Percent of class: 8.28% based on 149,060,295 total shares outstanding as of January 16, 2008.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 12,335,379 as of December 31, 2007 (1).
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 12,335,379 as of December 31, 2007 (1).
(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2008

Date

/s/ Bobby R. Johnson, Jr.

Signature

Bobby R. Johnson, Jr.

Name/Title
     (1) This amount includes options held by Bobby R. Johnson, Jr. to purchase 1,300,000 shares of the Issuer’s common stock exercisable within 60 days of December 31, 2007.

Page 5 of 5 pages